EXHIBIT 12.1

THE BURLINGTON NORTHERN AND SANTA FE RAILWAY COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Millions, Except Ratio Amounts)
(Unaudited)

	Nine Months Ended September 30,
	2002	2001
Earnings:
Income before income taxes	$1,125	$1,185
Add:
Interest and fixed charges excluding capitalized interest	116	130
Portion of rent under long-term operating leases representative of an interest factor	137	129
Distributed income of investees accounted for under the equity method	3	4
Amortization of capitalized interest	6	6
Less: Undistributed equity in earnings of investments accounted for under the equity method	11	17

Total earnings available for fixed charges	$1,376	$1,437

Fixed charges:
Interest and fixed charges	$126	$138
Portion of rent under long-term operating leases representative of an interest factor	137	129

Total fixed charges	$263	$267

Ratio of earnings to fixed charges	5.23x	5.38x

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